UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

> **Form**
> S-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> November 30, 2015

Physical address of issuer
777 S Alameda St, 2nd Floor, Los Angeles, CA 90021

Website of issuer
https://www.senestudio.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Pre-Seed Preferred Stock

Target number of Securities to be offered
107,759 (determined with a price of $0.2320 per share)

Price (or method for determining price)
$0.2320 for subscriptions received no later than November 22, 2019; and $0.2581 per share for subscriptions received after November 22, 2019.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$952,000

Deadline to reach the target offering amount
December 27, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$53,527	$279,294
Cash & Cash Equivalents	$39,370	$291,301
Accounts Receivable	$0	$0
Short-term Debt	$107,809	$73,969
Long-term Debt	$134,263	$134,263
Revenues/Sales	$328,583	$228,149
Cost of Goods Sold	$127,964	$84,796
Taxes Paid	$0	$0
Net Income	$-291,336	$-313,690

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 29, 2019

SUITABLE, INC.



Up to $952,000 of Series Pre-Seed Preferred Stock

Suitable, Inc. ("Sene Studio", "Sene", the "Company," "we," "us", or "our"), is offering up to $952,000 worth of Series Pre-Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 27, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by December 27, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by December 20, 2019 will be permitted to increase their subscription amount at any time on or before December 27, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after December 20, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $952,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 20, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.senestudio.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/sene

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Suitable, Inc. is a Delaware S-Corporation, formed on November 30, 2015.

The Company is located at 777 S Alameda Street, 2nd floor, Los Angeles, CA 90021

The Company's website is https://www.senestudio.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/sene and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Pre-Seed Preferred Stock being offered	$25,000
Maximum amount of Series Pre-Seed Preferred Stock	$952,000
Purchase price per Security	$0.2320 for subscriptions received no later than November 22, 2019; and $0.2581 per share for subscriptions received after November 22, 2019.
Minimum investment amount per investor	$1,000
Offering deadline	December 27, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 17, 18, 19, and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality]may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $320,000 from its inception through the end of May 2019.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company has engaged in related party transactions. From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties. These advanced funds are not formally covered by any documentation. At this time, there is no expectation of repayment.

The Company has not filed a Form D for its previous SAFE offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

In addition to the $20,000 SAFE note raised from outside investors, the Company has raised or contributed significant funds to the operations of the business. In 2017, the Company entered into promissory notes totaling $100,000. The notes are due in February 2020. Interest is charged at a fixed rate of 10% per annum. The notes are collateralized by the personal assets of a primary shareholder of the Company. As of December 31, 2018 and 2017, $40,858 and $66,119, respectively, was due under these notes. During the years ended December 31, 2018 and 2017, the founders contributed capital of $413,258.

Risks Related to the Securities

The Series Pre-Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Pre-Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Pre-Seed Preferred Stock. Because the Series Pre-Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Pre-Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Pre-Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Pre-Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 85.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Pre-Seed Preferred Stock may be subject to dilution. Purchasers of Series Pre-Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Pre-Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the

Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Pre-Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Pre-Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Pre-Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Sene is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges, and returns are covered.

Business Plan

Executive summary

Sene is setting out to make custom clothing simple by replacing the tailor with data science. Sene empowers people of all shapes and sizes to feel their best. The brand combines beautifully designed clothing using technical materials with custom tailoring.

Company description

Customers order one of Sene's core products, a flexible material suit or technical denim jeans online, by filling out a short 10-15 question quiz through the company's proprietary SmartFit questionnaire. The algorithm extrapolates a customer's measurements and those measurements are used in production to laser-cut and hand-assemble the customer's order. After three weeks, the order is delivered, and the customer can choose to benefit from Sene's 60 Day Fit Guarantee which allows the customer to have their alterations, remakes, exchanges, ore returns covered. Sene continues to expand its product collections by focusing on quality technical materials custom-made into elevated everyday essentials.

Market analysis

While there are many competitors in the apparel ecommerce space, there are no other companies that exist in the space between technical materials and custom-made clothing. Currently, there is a rising trend in athleisure wear as office workwear has continued to allow more casual clothing. There are many notable brands trying to dominate this space such as Lululemon, Nike, Rhone, and Ministry of Supply. On the other end, there are many custom clothing brands attempting to normalize the process of custom clothing and make it more accessible to the masses. Nearly all of these brands focus on traditional, formal clothing as traditional tailoring has always been associated with wool suits and cotton dress shirts. Such brands include Indochino, Proper Cloth, Knot Standard, and Black Lapel.

Sene focuses on merging the two worlds where everyday clothing focused on quality fabrics can be easily done in a custom-fit at a price point equivalent to off-the-rack brands. The SmartFit Quiz enables ease of measuring without an actual measuring tape, and the product design allows Sene to fit into a space where timeless design is paired with the rising trend in technical materials.

Sene's model focuses primarily on using data-backed methods to combine measurements with a customer's preferences. Many other competitors in the custom space have various methods of sizing whether it's through a mobile application or pushing customers to get fitted in a physical retail location. The quiz method allows Sene to remain operationally lean while also using customers fit preferences as a feedback loop to improve fit.

Product description

Sene focuses on sourcing high quality, technical materials that functionally serve the growing demands of our customers' lives. Most of the core products sold have fabrics sourced from mills in Japan that are committed to producing technical fabrics through advancements in technology.

The FlexTech fabric is a four-way stretch, moisture-wicking, wrinkle-free technical fabric that allows customers to machine wash their suits. The mills that Sene works with have created a bi-polymer material that allows for higher retention in stretch and durability. Sene uses this fabric to be custom-made into a suit that moves and stretches with customers. It is a minimally designed suit, with a natural shoulder and deconstructed blazer, perfect for both casual and formal environments.

The Ever Jean is a brand new flagship product that is made from a technical stretch denim sourced from Japan. The cut of jean can be custom-made into anything the customer prefers: straight cut, boot cut, skinny cut, boyfriend cut, etc. The Ever Jean, while made with fabrics that look like traditional denim, contains technical qualities that also stretch and move with the customer.

Marketing approach

Sene is currently scaling growth of the company's revenue through performance marketing ,specifically in digital advertising on Facebook and Instagram. Within the next two years of the company's projections, the digital advertising spend will continue to increase as customers continue to shop and find new brands on these platforms.

Following continued growth, Sene will scale with performance marketing in search engines as customers who look for functional clothing will continue to be high intent buyers.

Lastly, partnerships with carefully selected influential brands and influencers will help to bring brand awareness to new customers. This method of marketing will help launch Sene beyond early customers to the masses.

Financial projections
By the end of 2019, Sene is projected to do over $650,000 in net revenue. With its continued success through digital marketing, growth is projected to scale to over $2,000,000 by the end of 2020.

Entering 2021, Sene will aim to optimize performance marketing so that the company's operations can scale profitably while doubling revenue to $4,000,000. By 2022, Sene will expand into large-scale partnerships and potentially open appointment-driven showrooms to reach $11,000,000 in revenue.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.88% of the proceeds, or $64,375, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	52%	52%	52%
Operations & CX Hires	35%	35%	35%
Web Development	7%	7%	7%
Rent	6%	6%	6%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ray Li	Founder & CEO (Jan 2017 – Present)	Sene, Founder & CEO (Jan 2017 – Present) Oversee all strategic decisions Establish brand vision Design new product and collections Communicate with investors and board of advisors Run brand marketing and partnerships Concept and produce content Interbrand, Senior Strategist (May 2012 – Sep 2016) concept brand strategy, including positioning and voice name new products design brand experiences
Mark Zheng	Chief of Growth & Partner (Feb 2018 – Present)	Sene, Chief of Growth & Partner (Feb 2018 – Present)

		Oversee performance growth marketing
		Oversee company financials
		Ensure operational functions are running smoothly
		HealthCare Appraisers, Senior Valuation Associate (Nov 2015 – Jan 2018)
		Determine fair market valuation of physician compensation arrangements for hospital corporations and physician practices
		Develop new client relationships

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	18,120,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Credit Card	Credit Card	103,217	15%	N/A	N/A	N/A	N/A
SAFE	N/A	$20,000	N/A	N/A	N/A	N/A	N/A
Loan	N/A	12,906.88	10%	N/A	N/A	2/20	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Raymond Li	15,200,000 Common Shares	85.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30,

2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, dba Sene, is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges and returns are covered.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $85,270.21 in cash on hand as of October 29, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	November 2018	Regulation D, 506b	SAFE Note	$20,000	Uncapped Valuation

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Pre-Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Pre-Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
● greater information rights; and
● a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Pre-Seed Preferred Stock in the Regulation D offering convert under similar terms to the Series Pre-Seed Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Pre-Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Pre-Seed Preferred Stock

Dividend Rights
Holders of Series Pre-Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Pre-Seed Preferred Stock is outstanding, holders of Series Pre-Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Pre-Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Pre-Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Pre-Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Pre-Seed Preferred Stock.

The Series Pre-Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Pre-Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Pre-Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Pre-Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Pre-Seed Preferred Stock Investment Agreement
Under the Series Pre-Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Pre-Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Pre-Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Pre-Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Pre-Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Pre-Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Raymond Li
(Signature)

Raymond Li
(Name)

principal executive officer, principal financial officer, controller, board of directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Raymond Li
(Signature)

Raymond Li
(Name)

principal executive officer, principal financial officer, controller, board of directors
(Title)

October 29, 2019
(Date)

/s/Mark Zheng
(Signature)

Mark Zheng
(Name)

Chief Growth Officer
(Title)

October 29, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SUITABLE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Together with
Independent Accountants' Review Report

Suitable, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Suitable, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Suitable, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

October 3, 2019
Newport Beach, California

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

SUITABLE, INC.
BALANCE SHEETS
(unaudited)

	2018	2017
Assets		
Current assets -		
Cash	$ 39,370	$ 279,294
Total current assets	39,370	279,294
Property and equipment, net	4,042	1,892
Other assets	10,115	10,115
Total assets	$ 53,527	$ 291,301
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 58,149	$ 5,942
Accrued liabilities	15,256	16,721
Related party advances	-	12,586
Note payable - current	34,404	38,720
Total current liabilities	107,809	73,969
Note payable - net of current portion	6,454	27,399
Simple agreement for future equity ("SAFE")	20,000	-
Total liabilities	134,263	101,368
Commitments and contingencies (Note 4)	-	-
Stockholders' Equity (Deficit):		
Common stock	190	169
Additional paid-in capital	536,300	515,654
Accumulated deficit	(617,226)	(325,890)
Total stockholders' equity (deficit)	(80,736)	189,933
Total liabilities and stockholders' equity (deficit)	$ 53,527	$ 291,301

See accompanying independent accountants' review report and notes to the financial statements

SUITABLE, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	2018	2017
Revenues	$ 328,583	$ 228,149
Cost of revenues	127,964	84,796
Gross profit	200,619	143,353
Operating Expenses:		
General and administrative	382,371	389,950
Sales and marketing	30,400	9,267
Shipping and handling	34,127	35,352
Research and development	31,597	22,330
Total operating expenses	478,495	456,899
Operating loss	(277,876)	(313,546)
Other expense -		
Interest expense	13,460	144
Total other expense	13,460	144
Net loss	$ (291,336)	$ (313,690)

See accompanying independent accountants' review report and notes to the financial statements

3

SUITABLE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
December 31, 2016	16,320,000	$ 164	$ 97,601	$ (12,200)	$ 85,565
Stock-based compensation	480,000	5	4,795	-	4,800
Contributed capital	-	-	413,258	-	413,258
Net loss	-	-	-	(313,690)	(313,690)
December 31, 2017	16,800,000	169	515,654	(325,890)	189,933
Stock-based compensation	2,066,667	21	20,646	-	20,667
Net loss	-	-	-	(291,336)	(291,336)
December 31, 2018	18,866,667	$ 190	$ 536,300	$ (617,226)	$ (80,736)

See accompanying independent accountants' review report and notes to the financial statements

4

SUITABLE, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (291,336)	$ (313,690)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Stock-based compensation	20,667	4,800
Changes in operating assets and liabilities:		
Accounts receivable	-	2,057
Accounts payable	52,207	1,880
Accrued liabilities	(1,465)	16,418
Net cash used in operating activities	(219,927)	(288,535)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,150)	(1,816)
Deposits	-	(10,115)
Net cash used in investing activities	(2,150)	(11,931)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances	(12,586)	12,586
Proceeds (repayments) - notes payable	(25,261)	66,119
Proceeds - Simple agreement for future equity ("SAFE")	20,000	-
Contributed capital from shareholders	-	413,258
Net cash provided by (used in) financing activities	(17,847)	491,963
Increase (decrease) in cash and cash equivalents	(239,924)	191,497
Cash and cash equivalents, beginning of year	279,294	87,797
Cash and cash equivalents, end of year	$ 39,370	$ 279,294
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 5,000	$ 4,167
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30, 2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, dba Sene, is an affordable custom-made clothing brand focused on minimalism for both men and women. The Company has created a proprietary fitting solution called SmartFit, which is an online input algorithm that returns the best fit for a customer. Orders take three weeks from payment to delivery and customers are covered by the Company's 60 Day Fit Guarantee where alterations, remakes, exchanges and returns are covered.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on current shareholder financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs (defined below) are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2018, the fair value of these instruments is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Simple Agreement for Future Equity ("SAFEs")
The Company has issued several SAFEs in exchange for cash financing. These funds have been classified as long-term liabilities (See Note 3).

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2018, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm's length transactions with unrelated parties.

Revenue Recognition
The company recognizes revenue primarily from the sale of custom made clothing when (a) persuasive evidence that an agreement exists which occurs when an order is received; (b) the product have been shipped; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company defers revenue where the earnings process is not yet complete.

Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $600 and $2,700 for the years ended December 31, 2018 and 2017, respectively.

Cost of sales

Cost of sales consists primarily of costs related to the production of clothing shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2018 and 2017, advertising expense was $24,184 and $8,040, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our products, technologies, and future offerings. We expense these costs as incurred until viability of revenue generation from the resulting product has been assured.

Income Taxes

The Company is a Subchapter S Corporation (S-Corp). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT AND OTHER LIABILITIES

Promissory Notes

In 2017, the Company entered into promissory notes totaling $100,000. The notes are due in February 2020. Interest is charged at a fixed rate of 10% per annum. The notes are collateralized by the personal assets of a primary shareholder of the Company. As of December 31, 2018 and 2017, $40,858 and $66,119, respectively, was due under these notes.

SAFEs

As of December 31, 2018, the Company has raised $20,000 via the issuance of SAFEs.

Under the SAFEs, the funds invested by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the greater of:

    a. the number of shares of standard preferred stock equal to the purchase amount divided by the lowest price per share of the standard preferred stock as defined by the agreements; or

    b. the number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price, as defined by the agreements.

The SAFE terms contain a valuation cap of $6,000,000. If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, over common stock. Payments would rank junior to outstanding indebtedness and creditor claims including convertible promissory notes.

See accompanying independent accountants' review report

As of December 31, 2018, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

In January 2017 the Company entered into a lease for commercial space in Los Angeles. The lease was for 14 months and required monthly payments of $7,990 and a deposit of $10,115. The lease contained an option to extend for two 60-month periods with 3% monthly rent increases.

In May 2019, the Company entered into a sublease with a third-party, expiring in May 2023. There is no option to extend. The lease required a deposit of $10,115 and monthly payments per the terms of the original lease agreement described above.

Rent expense, net of sublease income was $110,127 and $104,881 for the years ended December 31, 2018 and 2017.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock
As of December 31, 2018 and 2017, the Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.00001, of which 18,866,667 and 16,800,000 were issued and outstanding respectively.

Contributed Capital
During the years ended December 31, 2018 and 2017, the founders contributed capital totaling $0 and $413,258, respectively.

On February 1, 2018, the Company granted 2,066,667 shares of restricted stock to an employee that vest as follows: 516,667 shares vest one (1) year from the date of the restricted stock agreement. The remaining 1,550,000 shares vest in equal monthly installments over a three-year period commencing on the vesting start date at a rate of 43,056 shares each month. We determined the grant-date fair value of the restricted stock at $0.01 based using a market approach, taking into consideration, working capital deficits, net losses, outstanding shares and dilutive securities and debt loads. As of December 31, 2018, none of these shares had vested.

NOTE 6 – RELATED-PARTY TRANSACTIONS

From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties.

NOTE 7 – SUBSEQUENT EVENTS

See Note 4 for sublease agreement entered into subsequent to December 31, 2018.

The Company has evaluated subsequent events that occurred after December 31, 2018 through October 3, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



United States	Los Angeles

Website: senestudio.com

Share: **f** **y** **in**

Invest in Sene

Sene custom-makes clothing essentials to fit with technical materials.

Edit Profile

$1,000	**$5,000,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST IN SENE

Time Left   52d : 06h : 51m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Sene is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Sene without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights	**Company Highlights**	**Fundraise Highlights**
Overview		
The Team	› Over $1M in lifetime sales with only $20K of outside capital raised (unaudited)	› Total Round Size: US $952,000
Term Sheet		› Raise Description: Seed
Investor Perks	› Online revenue growing at 60%+ month-over-month on average since refocusing on digital only, with a run rate of $1M+ based on Oct 2019 revenue	› Minimum Investment: US $1,000 per investor
Prior Rounds		› Security Type : Tiered Preferred Equity (SWIFT)
Market Landscape	› Raised $100K on Kickstarter in 14 days	› Pre-Money Valuation: US $5,000,000
Risks & Disclosures	› Investors include EVP of Production at 20th Century Fox; board of advisors include CMO of Alexander Wang, Managing Director & Partner of BCG Digital Ventures, and 3D Design Manager at Google	› Target Minimum Raise Amount: US $150,000
Data Room		› Offering Type: Side by Side Offering
💬 0 comments	› Media features from Fast Company, Forbes, LA Times, Fashionista, Glossy, and GQ	
ⓘ FAQs About Investing		**Tiered Pricing**
✉ Contact SeedInvest		› Purchase Price: US $0.2320 before Nov 23, 2019
		› Pricing Discount: **10.1% discount** before Nov 23, 2019
		› Pricing Schedule: See Full Schedule

"This is how customers are going to want to shop in the future." - Fast Company

―――――

At Sene, we are revolutionizing apparel by creating a custom-fit zero-inventory clothing brand. We do this by replacing the tailor with data science.

Nice clothing is often uncomfortable and doesn't fit well, so Sene custom-makes clothing for women and men with technical fabrics.

- Customers take Sene's SmartFit Quiz online to generate their custom fit and place their order
- The garment is laser-cut, hand-assembled, and arrives in 2-3 weeks
- We make custom risk-free through our 60 Day Guarantee. All alterations, remakes, exchanges and returns are 100% free
- If the customer lives in NYC, Bay Area or Los Angeles, we'll send a tailor to their home to adjust the garment

We're building a radically different approach to apparel:

- **Environmentally friendly:** We only make a piece of clothing if there is someone there to wear it
- **Capital-efficient:** We have a negative cash conversion cycle, where we are paid before we make a piece of clothing
- **Hyper-personal:** We build radical loyalty with customers through personalization based on preference

Pitch Deck



DOWNLOAD

‹　›

Gallery





The Ultimate Custom Jeans Are Made To Fit With Radically Soft Stretch Denim | Th...

The Ultimate Custom Jeans Are Made To Fit With Radically Soft Stretch Denim | The Ever Jean By Sene.

Introducing the jean that's just right - because it was made from scratch for you. Featuring premium denim from the world's best denim mill combined with soft stretch.

Media Mentions



The Team

Founders and Officers



Ray Li
CEO

Ray is passionate about using design to solve business challenges.

At Sene, Ray is responsible for product, marketing, brand and UX.

He previously led global rebrands at Interbrand for tech and CPG companies and won a Rebrand100 award.

Before that Ray was at Deloitte Consulting managing global technology transformations.

Ray is a Cornell University graduate and a member of the Sphinx Head Society.



Mark Zheng
PARTNER + CHIEF GROWTH OFFICER

Mark is passionate about using data to design creative solutions.

At Sene, Mark is responsible for data science, operations, production and finance.

Mark brings his previous expertise in creating complex valuation models for the healthcare industry. Mark hails from Michigan and is a University of Michigan graduate.



Notable Advisors & Investors

 **Steve Asbell**    **Kavita Mathews**    **Beth Viner**

 **Anjali Lewis**    **Eden Chen**    **Warit Top Tulyathorn**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $952,000
Minimum investment:	US $1,000
Target Minimum:	US $150,000

Key Terms

Security Type:	Tiered Preferred Equity (SWIFT)
Purchase Price:	US $0.2320 no later than Nov 22, 2019 (10.1% discount)
	US $0.2581 Final
Pre-money valuation:	US $5,000,000
Option pool:	5.0%
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

Transfer Restrictions	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Closing conditions:	While Sene has set an overall target minimum of US $150,000 for the round, Sene must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Sene's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



● Marketing/Growth ● Operations + Salaries ● Software Dev
● Rent

Investor Perks

All Investors will receive the below five perks plus their investment tier perks.

- Lifetime 10% off on custom orders

- "Pick Sene's next product": The ability to help us choose future colors and washes

- Early access to new products

Investment between $1,500 - $2,999

- $150 in Sene credit

Investment between $3,000 - $9,999

- Lifetime 15% off on custom orders

- $400 in Sene credit

Investment between $10,000 - $24,999

- Lifetime 15% off on custom orders

- $500 in Sene credit

- Three custom pairs of Sene's Ever Jean in each wash ($555 retail value)

Investment between $25,000 - $99,999

- Lifetime 35% off on custom orders

- $500 in Sene Credits

- Three custom pairs of Sene's Ever Jean in each wash ($555 retail value)

- Three custom FlexTech Suits in colors of your choice ($1,785 retail value)

- Exclusive meet-the-team dinner (up to $750 of travel expenses covered)

Investment of $100,000 and above

- Lifetime 50% off on custom orders

- $500 in Sene Credits

- Three custom pairs of Sene's Ever Jean in each wash ($555 retail value)

- Three custom FlexTech Suits in colors of your choice ($1,785 retail value)

- Exclusive meet-the-team dinner (up to $750 of travel expenses covered)

- Invite to annual meeting with the founders and executive team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $20,000
Closed Date	Nov 1, 2018
Security Type	SAFE Note
Valuation Cap	US $6,000,000

Market Landscape



US Suit + Denim Market Sizes

Sene's flagship product strategy is similar to that of other beloved consumer brands like Allbirds and Away. Under the umbrella of a cohesive lifestyle brand, we create hero products that are evergreen and target massive markets.

Sene's first two flagship products, the **FlexTech Suit** and the **Ever Jean**, address the suit and denim markets.

These two products combined represent a $100M market opportunity within the United States alone.

For both products, Sene differentiates based on the combination of custom fit and comfortable materials. Each flagship is an elevated redesign of a classic style.

Sene provides a fresh alternative for consumers because of the following trends:

- Desire for personalization
- Scrutiny of environmental impact
- Demand for inclusivity
- Shift toward responsible ownership of fewer better things

01. The FlexTech Suit

The market size for suits in the US is $2.7 billion conservatively.

The FlexTech Suit is an estimated $25 - $40M opportunity in the US alone.

The FlexTech Suit sits at the intersection of the casualization of fashion, the demand for comfort, and versatile design that blends work and pleasure.

By combining custom fit and technical materials, we are carving out space amidst brands like Theory, Lululemon, Ministry of Supply.

02. The Ever Jean

The market size for denim in the US is $17.6 billion.

Custom denim products like the Ever Jean is an estimated $60 - $75M opportunity in the US alone.

Fit is one of the most common challenges for customers. By combining custom fit and technical denim, Sene is carving out space amidst brands like Paige, 7 For All Mankind, Frame and True Religion.

Risks and Disclosures

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality]may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $320,000 from its inception through the end of May 2019.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company has engaged in related party transactions. From time-to-time, related parties advance the Company funds for operating capital. Funds advanced are due on demand. As of December 31, 2018 and 2017, $0 and $12,586 was due to related parties. These advanced funds are not formally covered by any documentation. At this time, there is no expectation of repayment.

The Company has not filed a Form D for its previous SAFE offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

In addition to the $20,000 SAFE note raised from outside investors, the Company has raised or contributed significant funds to the operations of the business. In 2017, the Company entered into promissory notes totaling $100,000. The notes are due in February 2020. Interest is charged at a fixed rate of 10% per annum. The notes are collateralized by the personal assets of a primary shareholder of the Company. As of December 31, 2018 and 2017, $40,858 and $66,119, respectively, was due under these notes. During the years ended December 31, 2018 and 2017, the founders contributed capital of $413,258.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Sene

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Sene. Once Sene accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Sene in exchange for your securities. At that point, you will be a proud owner in Sene.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Sene has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their

websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Sene does not plan to list these securities on a national exchange or another secondary market. At some point Sene may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Sene either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Sene's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Sene's Form C. The Form C includes important details about Sene's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

s e n e

Creating a global clothing brand with zero-inventory and custom-fit



This presentation contains offering materials prepared solely by Suitable Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

sene

Why We Exist

What we're doing

Make custom simple
by replacing the tailor with data science

Why we do it

Empower people of all shapes
and sizes to feel their best



Build the premier global brand that is custom-fit with zero inventory

Data-Driven Sizing

Negative Cash Conversion Cycle

Highly Loyal Customers

Through A Simple Quiz That You Can Take Anywhere



Step 1

Answer 9-15 questions in our SmartFit Quiz

Our proprietary algorithm generates a custom size based on basic questions that don’t require a measuring tape

Step 2

Your custom garment arrives in 2-3 weeks

From order to delivery

Step 3

Try it out with our 60 Day Fit Guarantee

Free alteartions, remakes, exchanges and returns



Passionate Team Blending Creative, Technology and Analytics

Ray Li
CEO



Interbrand
Deloitte Consulting
Goldman Sachs 10,000 small businesses ALUMNI
Los Angeles Business Journal
20 in Their 20s
100 REBRAND

Mark Zheng
Chief Growth Officer





HealthCare Appraisers
University of Michigan
Goldman Sachs 10,000 small businesses ALUMNI

Our board of advisors:



Anjali Lewis
Alexander Wang, CMO



Beth Viner
BCG Digital Ventures, MD + Partner



Top Tulyathorn
Google, Retail Design Lead



Eden Chen
Fishermen Labs, CEO

Initial Focus: Target Two Massive US Markets

Part 1: Suits

2.7 Billion
US Suit Market Size



Part 2: Denim

17.6 Billion
US Denim Market Size

Our First Flagship Product Is The Ultimate Travel Suit Custom-Made With Athleisure Fabric





The FlexTech Suit

Launched on Kickstarter, raising $102K in 14 days.

KICKSTARTER ♥ Project We Love

"Move over Theory, this Los Angeles brand is redefining suits."

Forbes

"The FlexTech Suit is crazy comfortable... a fabric typically used for athleisurewear is now the foundation of a custom suit by Los Angeles label Sene.

Los Angeles Times

"As the lines between casualwear and formalwear continue to blur, categories as disparate as athleisure and suiting are coming together in surprising ways."

GLOSSY

FlexTech Suit Differentiates By Combining Fit And Comfort



Custom Fit
Standard Size
Traditional Fabrics
Performance Fabrics
INDOCHINO
TRUMAKER
SON OF A TAILOR
INSTITCHU
3×1
BlankLabel
PROPER CLOTH
J. HILBURN
KNOTSTANDARD
ZOZO
MTAILOR
BLACKLAPEL
sene
john varvatos
J.CREW
Theory
BOSS HUGO BOSS
Ermenegildo Zegna
BONOBOS
sandro
MINISTRY OF SUPPLY
BLUFFWORKS
MIZZEN+MAIN
KIT ACE

Our Second Flagship Product Launched In October





The Ever Jean

The perfect jean custom-made with radically soft stretch denim

Launched pre-order on Oct 1, 2019.

"This is how people will shop in the future"

FAST COMPANY

Ever Jean Differentiates By Combining Fit And Comfort

Traditional Denim



MOTHER

Calvin Klein Jeans

J.CREW



Nudie Jeans co



G-STAR RAW

DIESEL



CITIZENS of HUMANITY



for all mankind

EVERLANE

J BRAND

UNIVERSAL STANDARD

GOOD AMERICAN

PAIGE

FRAME

3x1

MTAILOR

Custom Fit

Technical Denim

s e n e

Standard Size



We Hit An Inflection Point With The SmartFit Quiz And Flagship Strategy

Quarterly Growth In Net Sales

Opened
LA Store

Launch
SmartFit Quiz

Closed
LA store

Launched
FlexTech Suit

Launched
Ever Jean

Launch
Jean Jacket

Retail

Digital
(roadmap)

Digital

2017 Q1 Q2 Q3 Q4 2018 Q1 Q2 Q3 Q4 2019 Q1 Q2 Q3 Q4 2020 Q1 Q2 Q3 Q4

$700,000
$650,000
$600,000
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000

sene

Scaling With An Effective Acquistion Model

Customer acquisition is growing rapidly...



Weekly Net Sales vs Ad Spend
since starting paid advertising
Net Sales
Ad Spend
30K
28K
26K
24K
22K
20K
18K
16K
14K
12K
10K
8K
6K
4K
2K
5/6
5/27
7/1
7/29
8/26
May
5/13
5/20
Jun
6/3
6/10
6/17
6/24
Jul
7/8
7/15
7/22
Aug
8/5
8/12
8/19
Sept
9/2

...with healthy economics

$347
average order value*

$63
customer acquisition cost*

$1M+
business lifetime revenue

64%
gross margin

*Period: May 2019 - Oct 2019

This Is A New Kind Of Digital Commerce

> " We expect rising take-up of on-demand production will lead to a spike in personalization, and a new generation of customized clothing start-ups, creating a new definition of 'made to measure.'
>
> – McKinsey State Of Fashion Report 2019

Capital-efficient with a negative cash conversion cycle...



Pay factory after customer buys product — **Sene**

Pay factory 2-3 months before product is on shelf — Fast fashion brand

Pay factory 3-5 months before product is on shelf — Traditional fashion brand

...and an e-commerce return rate that surpasses brick & mortar



5.6% — **Sene e-commerce***

12.8% — Apparel retail store

30% — Apparel e-commerce

Period: May 2019 – Sept 2019

With Potential For Strong Lifetime Value

With fit data stored after a customer's first order, we expect strong lifetime revenue as we launch new fabrications and flagship products

$347 AOV
First order
Contribution Margin
$115
Customer Acquistion Cost
$63
Gross Margin (with returns)
(product cost + shipping + cc + packaging)
$169
$822 LTR
Forecast (36M)
Lifetime Contribution
$486
$63
$273

AOV Period: May 2019 - Oct 2019

1st order COGS higher due to Sept/Oct pre-order discount

LTR Assumptions: 20% of most engaged customers will purchase a total of 2 suit colors and 3 jean washes over three years. Remaining of returning cohort will purchase two more pairs of jean washes

sene

Rapid Growth Ahead

We crossed the $1M revenue run rate line in October 2019 and project to do over $2M in net sales in 2020

	2017	2018	2019	2020	2021	2022
Revenue (in $1,000s)	$293	$358	$664	$2,633	$4,510	$11,241
COGS	$114	$131	$259	$948	$1,578	$3,934
Expenses	$365	$382	$390	$1,485	$2,697	$7,107
Income	-$186	-$151	$15	$199	$234	$198
			Aggressive online marketing Renegotiated factory costs (Feb '19) Launched SmartFit (Mar '19) Launched Ever Jean (Oct '19)	Accelerate customer acquisition Launch new color ways via collaborations Launch 3rd flagship product	Launch 4th flagship product Release original content series	Launch 5th flagship product Expand content studio

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

sene

01
Scale Marketing



Accelerate customer acquisition through paid acquisition, supported by brand marketing and original content

02
Solidify Foundation



Automate orders with production. Enhance database and SmartFit integrations. Improve software foundation for excellent customer management.

Outside Financing History

Q4 2018	SAFE Note	$20,000
Outside Financing To-Date		**$20,000**

Use of Proceeds

52%	Marketing (Customer Acquisition)
35%	Operations + CX Hires
7%	Web + Platform Development
6%	Rent

Appendix



Product Roadmap

2019	2020	2021	2022
FlexTech Suit	Denim Jacket	Elevated Athleisure	Athleisure Expansion
BreezeTech Shirt	Denim Shirting		Dresses
Ever Jean	Technical Linen Shirting		

People Who Never Shopped Custom Previously Are Converting To Sene

“Sene is my go-to clothing now.

Every time I wear Sene, **at least one person comments about it.**

It’s embarrassing, really. **You need to make clothing that is more generic. (JK).”**

- Dave Y. | LTV $2044



“**Until Sene, I’ve never thought of myself as wearing a lot of custom fit clothing.** Now you’ve replaced a lot of my go-to clothing.

I f*king live in Sene now.”**

- Cory L. | LTV $1846



“**The designs are so elevated** and the materials are incredible. I wear Sene because each garment feels like a **responsible timeless piece.”**

- Kat G. | LTV $1066



$70K+
annual income

86%
have not purchased custom apparel before

28 - 45
years old

Lululemon, Rag & Bone, J.Crew, Ministry Of Supply
also shop at

Significant Improvements In Conversion Rate

With UX being a strategic priority, each successive implementation continues to improve conversion rate

There is still significant opportunity for improvement with development underway



Conversion Rate
2.50%
2.00%
1.50%
1.00%
0.50%
May '19
Jun '19
Jul '19
Aug '19
Sept '19
Oct '19
Tablet
Desktop
Mobile

Strong Unit Economics That Will Continue To Improve With Scale

FlexTech Suit

		Per Unit	% Gross Sales
Gross Sales Total	$	595.00	100%
Less: Returns	$	(29.75)	5%
Net Sales Total	$	565.25	95%
Cost Of Goods			
CMT	$	125	21%
Freight and Delivery	$	30	5%
Duties and Fees	$	12	2%
Shopify Fee	$	17	3%
Total COGS	$	184	31%
Gross Margin	$	381.25	64%

Ever Jean

		Per Unit	% Gross Sales
Gross Sales Total	$	185	100%
Less: Returns	$	(9.25)	5%
Net Sales Total	$	175.75	95%
Cost Of Goods			
CMT	$	43	23%
Freight and Delivery	$	8	4%
Duties and Fees	$	3	2%
Shopify Fee	$	5.55	3%
Total COGS	$	59.55	32%
Gross Margin	$	116.2	63%

Close Relationships With Major Outlets For Brand Exposure

FAST COMPANY — “This is how people will shop in the future”

Los Angeles Times — “It might seem like a luxury to have a made-to-measure wardrobe, but LA-based Sene proves us wrong.”

Forbes — “Move over Theory, this LA-based brand is changing suiting.”

BUSINESS INSIDER — “I took the smart fit quiz from this LA-based suit startup and got a $595 made-to-measure suit that is nothing short of amazing”

GLOSSY — “As the lines between casualwear and formalwear continue to blur, categories as disparate as athleisure and suiting are coming together in surprising ways.”

WWD — “Sene is streamling the way people shop”

FASHIONISTA — “The appeal of the made-to-measure business model is twofold for Sene. In addition to providing inclusive sizing, its production process helps to solve fashion’s waste problem”

URBANDADDY — “The Lululemon of Suits” // “Custom jeans delivered to your door”

GIZMODO — “Insanely comfortable.”



GQ — “Best dressed list”

EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

Invest in the future of fashion with Sene
https://vimeo.com/369212571

My name is Ray, my name is Mark, and we're the partners behind Sene. Traditional fashion is built on a linear sizing system, small, medium, large, extra large, but that system ignores the diversity of human shapes, sizes, and needs. Fashion is the second most wasteful industry in the world, right behind burning coal. We created Sene because people of all different shapes and sizes deserve to feel their best. By building a global brand that is entirely custom-fit and zero-inventory, where a garment is only made if someone is there to wear it. Normally, it's a lot of work to get fitted. You have to first schedule an appointment, then find your way to the tailor, and then get fitted. But with Sene, you answer 10-15 questions on the SmartFit Quiz to generate your custom fit. No measuring tape needed. Fit is actually art, not science. It's about discovering the fit, the cut, that you love. It's the magic when you first open that box and you feel like you are known. Our first flagship product was the FlexTech Suit, the essential suit that is custom-made to fit with athleisure fabric. Comfort is a basic expectation now, you want to look good, but you also want to feel good. We launched it on Kickstarter and were blown away by the response. Over $100K in 14 days, no advertising. So, we had to keep going, denim was next. Customers kept telling us that's what they wanted. So, we created the Ever Jean, an elevated redesign of the classic jean. Practical denim, custom fit. Because of you, our customers, we are rapidly growing, over the last few months, we've been growing 60% month-over-month growth, with over $1M in lifetime sales. As we take off on this exciting journey, we're raising money to accelerate growth and double-down on our technology. We're excited to invite our customers to participate in the journey with us. We're raising our round in partnership with SeedInvest, a leader in this space. Your investment will help us scale growth and build a foundation for our data. Next year in 2020, we're projected to do over $2 million in sales. Come build the future of fashion with us.

The Ultimate Custom Jeans Are Made To Fit With Radically Soft Stretch Denim | The Ever Jean By Sene
https://www.youtube.com/watch?v=amTA52gQFCQ

We live in a sea of blue jeans, littered with options. And yet, having more choices hasn't made it easier to find jeans we truly love. Our bodies are diverse, and the needs of our lives are complex. So we combined the technical quality of the world's best denim fabrics with the comfort of nature's softest natural fibers to custom make something completely new. Introducing the Ever Jean, the perfect jean custom-made from scratch to fit with radically soft stretch denim. We shouldn't have to fit into jeans, jeans should be made to fit us, and be flexible for the way we live our lives. Sourced from the same Japanese mill used by high-end denim brands, the Ever Jean has the look of premium denim paired with generous stretch. Perfect for those who value comfort and are on the move. Create your custom fit by taking our SmartFit Quiz. You can choose the type of cut, including how high-waisted and fitted it is, and then customize that cut to the shape of your body, including your length, calves, knee, waist, and seat. We have a machine learning algorithm that calculates and extrapolates your fit based on the results of your quiz. Your

garment is laser cut and hand-assembled with the same craftsmanship you would expect from a high-end bespoke suit. It arrives in three weeks from fitting to delivery. We make custom risk-free with our 60 Day Guarantee. If your piece doesn't fit well, we'll cover the cost of getting the fit right for you. Free alterations, remakes, exchanges, and returns. Join us in making style simple for people of all shapes and sizes.

The world's best travel suit is custom-made with athleisure fabric
https://www.youtube.com/watch?time_continue=6&v=kjZvqpFclYg

Most suits aren't practical for everyday life. For many of us, the suits we wear to work are uncomfortable and we can't wait to change out of them at the end of the day. So, we took the comfort of the best athletic fabrics and combined it with the technical detailing of a high-end bespoke suit to make the world's first custom suit with a fabric typically used for athleisure. Plus, it's for women too, not just men. The FlexTech Suit features four way stretch and moisture-wicking technology so you can look sharp while feeling comfortable. We shouldn't have to fit into clothes. Clothes should be made to fit us and be practical for the way we live our lives Sourced from the same Japanese mill used by high-end athleisure brands the suit is unlined and deconstructed, making it perfect for those who value comfort and are on the move. The blazer and pants are designed to be easily worn as separates. Wear the blazer with jeans or pair the trousers with sneakers and easy t-shirt. You'll feel so comfortable; you won't want to take them off. Create your custom fit by taking our SmartFit quiz. With blazers, you can customize things like the shoulders, sleeve length, chest and stomach Because it's custom-made, pant length, the length of the rise, the size of the waist and hips are all customizable. We have a machine learning algorithm that calculates and extrapolates your fit based on the results of your quiz. Your garment is laser cut and hand-assembled with the same detailing as a high-end bespoke suit. It arrives in three weeks from fitting to delivery. We make custom risk-free with our 60 Day Fit Guarantee. If your piece doesn't fit well, we'll cover the cost of getting the fit right for you free remakes, exchanges and alterations. Join us in making style simple for people of all shapes and sizes